UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MUZINICH BDC, INC.
(Name of Issuer - as specified in its charter)

Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number)

Paul Fehre c/o Muzinich & Co., Inc. 450 Park Avenue New York, New York 10022 (212) 888-3413
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box. ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON
Muzinich & Co., Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,662.635 shares of Common Stock

	8	SHARED VOTING POWER
N/A

	9	SOLE DISPOSITIVE POWER
14,662.635 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,662.635 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.67%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; IA

This Amendment No. 1 (the “Amendment”) relates to the Common Stock (the “Shares”) of Muzinich BDC, Inc. (the “Company”), and further amends and supplements the Schedule 13D filed by the Reporting Person on October 4, 2019 (the “Schedule 13D”).
Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
Item 1.  Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock (the "Shares") of Muzinich BDC, Inc. (the "Company").  The address of the principal executive office of the Company is 450 Park Avenue, New York, New York 10022.
As of March 18, 2020, the Reporting Person (as defined below) beneficially owned an aggregate of 14,662.635 shares of Common Stock, representing approximately 3.67% of the issued and outstanding shares of Common Stock of the Issuer.
Item 5.  Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Schedule 13D in its entirety as set forth below:
Based upon information contained in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2019, together with current reports on Form 8-K filed by the Company on each of November 22, 2019, December 18, 2019 and January 3, 2020, the shares of Common Stock deemed to be beneficially owned by the Company constitute approximately 3.67% of the issued and outstanding shares of Common Stock of the Issuer. The number of Shares which may be deemed to be beneficially owned by Muzinich & Co., Inc. are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class

(A) Muzinich & Co., Inc.:	Sole Voting and Sole Dispositive Power	3.67%
14,662.635

On March 18, 2020, Muzinich & Co., Inc. disposed of an aggregate of 27,213.290 Shares at a price of $100 per share in private transactions with certain transferees pursuant to a Transfer and Assignment Agreements with each such transferee, the Company and Muzinich BDC Adviser, LLC whereby each such transferee (i) assumed the obligations under the Subscription Agreement previously entered into by Muzinich & Co., Inc. with the Company with respect to a portion of Muzinich & Co., Inc.’s capital commitment to the Company, and (ii) purchased a proportionate amount of the Shares previously issued to Muzinich & Co., Inc. thereunder.  Accordingly, on March 18, 2020, Muzinich & Co., Inc. ceased to be the beneficial owner of more than five percent of the class of Shares.

Item 6.     Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.
As discussed in Item 5 herein, Muzinich & Co., Inc. has entered into (a) a Subscription Agreement related to the Shares, and (b) Transfer and Assignment Agreements with certain transferees, the Company and Muzinich BDC Adviser, LLC.  A form of the Subscription Agreement is attached as Exhibit 10.4 to the Company’s Form 10 filing dated August 16, 2019 and the terms of which are hereby incorporated by reference, and the form of such Transfer and Assignment Agreements is attached hereto as Exhibit B and the terms of which are incorporated herein by reference.
Item 7.     Materials Filed as Exhibits.
The following exhibits are attached hereto:
Exhibit A – Form of Subscription Agreement between Muzinich BDC, Inc. and Muzinich & Co., Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Form 10 filed with the Securities and Exchange Commission on August 16, 2019).
Exhibit B – Form of Transfer and Assignment Agreement between Muzinich & Co., Inc., each transferee thereunder, the Company and Muzinich BDC Adviser, LLC.
In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, Muzinich & Co., Inc. expressly disclaims the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by Muzinich & Co., Inc. that it is the beneficial owner of such securities.

 SIGNATURES
The undersigned certifies, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.  The undersigned agrees to the filing of this Statement on Schedule 13D.

MUZINICH & CO., INC.

Date: March 25, 2020	By:	/s/ Paul Fehre
	Name:	Paul Fehre
	Title:	Chief Operating Officer